Mail Stop 4561

September 20, 2006

G. Lynn Boggs, Chief Executive Officer
Goldleaf Financial Solutions, Inc.
9020 Overlook Boulevard, Third Floor
Brentwood, Tennessee 37027

> **RE:** **Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)**
> **Registration Statement on Form S-1/A**
> **File No. 333-133542**
> **Filed September 18, 2006**

Dear Mr. Boggs:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We reissue our prior comment 1 of our letter dated September 5, 2006. Please file the form of Underwriting Agreement.

Employment Agreements with Executive Officers, page 72

2. Refer to the agreements with Messrs. Meyerhoff and Craighead and the provisions entitling these individuals to a "one-time special bonus upon the closing of the offering". Section IV.B of the agreements states that the Board will determine this amount. Add disclosure addressing the type of parameters the Board will consider in determining this amount. To the extent practicable, quantify the amount and disclose whether it will be paid from the proceeds of the offering.

Part II – Information Not Required in Prospectus

Exhibits

Exhibit 5.1

3. Revise the reference to Private Business, Inc. The opinion should accurately reference the corporate name.

4. Revise to identify the number shares covered by the registration statement.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tammy Tangen at (202) 551-3443 or Craig Wilson at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Charles D. Vaughn, Esq.
        by facsimile at 404-817-6085